SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

First Security Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

336312202

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

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CUSIP No. 336312202	13G	73-1597141

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forest Hill Capital, L.L.C., 73-1597141
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,017,524
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,408,847
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,408,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% **
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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CUSIP No. 336312202	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,017,524
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,408,847
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,408,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Forest Hill Capital, L.L.C., a Delaware limited liability company (“Forest Hill”), and Mr. Mark Lee, principal of Forest Hill.

This Schedule 13G relates to Common Stock, $0.01 par value (the “Common Stock”), of First Security Group, Inc., a Tennessee corporation (the “Issuer”), purchased by Forest Hill for the accounts of (i) Forest Hill Select Fund, L.P. (“Forest Hill Select”), which holds 1,517,429 shares of Common Stock, of which Forest Hill is the general partner and retains voting authority, (ii) Forest Hill Strategic Value Fund, L.P. (“Forest Hill Value”), which holds 252,118 shares of Common Stock, of which Forest Hill is the general partner and retains voting authority, (iii) Parkin Oak, LLC (“Parkin”), which holds 951,634 shares of Common Stock, to which Forest Hill is the investment advisor and retains voting authority, (iv) managed account #1, which holds 1,391,323 shares of Common Stock, to which Forest Hill acts as investment advisor, but does not retain voting authority (the “Non-Voting Account”), (v) managed account #2, which holds 139,659 shares of Common Stock, to which Forest Hill acts as investment advisor and retains voting authority (“Account #2”), (vi) managed account #3, which holds 3,829 shares of Common Stock, to which Forest Hill acts as investment advisor and retains voting authority (“Account #3”) and (vii) managed account #4, which holds 152,855 shares of Common Stock, to which Forest Hill acts as investment advisor and retains voting authority (“Account #4” and collectively with Forest Hill Select, Forest Hill Value, Parkin, Account #2 and Account #3, the “Voting Accounts” and together with the Non-Voting Account the “Forest Hill Accounts”).

Item 1(a)	Name of Issuer.

First Security Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

531 Broad Street
Chattanooga, Tennessee 37402

Item 2(a)	Name of Person Filing.

Forest Hill Capital, L.L.C. and Mark Lee

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Morgan Keegan Dr., Suite 430
Little Rock, Arkansas 72202

Item 2(c)	Citizenship or Place of Organization.

Forest Hill is a limited liability company organized under the laws of the State of Delaware. Mark Lee is the principal of Forest Hill and a United States citizen.

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Item 2(d)		Title of Class of Securities.

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e)		CUSIP Number.

336312202

Item 3		Reporting Person.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4		Ownership.

(a) Forest Hill and Mr. Lee are the beneficial owners of 4,408,847 shares of Common Stock held by the Forest Hill Accounts.

(b)    Forest Hill and Mr. Lee are the beneficial owners of 6.6% of the outstanding shares of Common Stock held by the Forest Hill Accounts. This percentage is determined by dividing 4,408,847 by 66,602,601, the number of shares of Common Stock issued and outstanding as of November 12, 2013 as reported in the Issuer’s Form 10-Q filed on November 13, 2013.

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(c)    Forest Hill has the power to vote the 3,017,524 shares of Common Stock held in the Voting Accounts and beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the vote of the 3,017,524 shares of Common Stock held in the Voting Accounts and beneficially owned by Forest Hill. Neither Forest Hill nor Mr. Lee has the power to vote the 1,391,323 shares of Common Stock held in the Non-Voting Account. Forest Hill has the power to dispose of the 4,408,847 shares of Common Stock held in the Forest Hill Accounts and beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the disposition of the 4,408,847 shares of Common Stock held in the Forest Hill Accounts and beneficially owned by Forest Hill.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Forest Hill Accounts have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 14, 2014, between Forest Hill and Mark Lee.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Forest Hill Capital, L.L.C.

By:	/S/ MARK LEE
Mark Lee, Manager

/S/ MARK LEE
Mark Lee

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